HOMELAND STORES, INC.
                     EMPLOYEE STOCK OWNERSHIP PLAN

                         FINANCIAL STATEMENTS
                 WITH REPORT OF INDEPENDENT ACCOUNTANTS
               FOR THE YEARS ENDED JULY 31, 2000 AND 1999


                HOMELAND STORES, INC. EMPLOYEE STOCK
                          OWNERSHIP PLAN
                              Index



                                                                  Page

Report of Independent Accountants	                            1

Financial Statements:

     Statements of Net Assets Available for Benefits
     as of July 31, 2000 and 1999	                            2

     Statements of Changes in Net Assets Available for
     Benefits for the Years Ended July 31, 2000 and 1999            3

Notes to Financial Statements	                                    4

Supplemental Schedules:

     Schedule H, Line 4i - Schedule of Assets Held for
     Investment Purposes at July 31, 2000

     Schedule H, Line 4j -- Schedule of Reportable Transactions for the Year Ended July 31, 2000




Report of Independent Accountants

To the Homeland Stores, Inc.
Employee Stock Ownership Plan Committee:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Homeland Stores, Inc. Employee Stock Ownership Plan (the "Plan") at July 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the financial statements, the fair value of the Homeland Holding Corporation Common Stock has declined significantly since July 31, 2000.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules of assets held for investment purposes and reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of certain nonparticipant directed Plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

PricewaterhouseCoopers LLP
February 2, 2001




Homeland Stores, Inc. Employee Stock Ownership Plan Statements of
Net Assets Available for Benefits
As of July 31, 2000 and 1999




                                                      2000       1999


                         Assets

Investments:
 Homeland Holding Corporation Common Stock,
  at fair value
  (142,154 and 101,906 shares, respectively)       $ 515,308   $ 363,091
Interest-bearing cash                                  1,909         665

Receivables:
 Employer required contribution                         -        206,743
 Employer matching contributions                       1,200       1,120
 Employees' contributions                              3,603       3,603
 Due from brokers                                      3,458       3,313

Net assets Available for benefits                  $ 525,478   $ 578,535


The accompanying notes are an integral part of these financial statements.




                                    2




Homeland Stores, Inc. Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended July 31, 2000 and 1999




                                                     2000        1999

Additions to net assets attributed to:
 Investment income:
  Net appreciation (depreciation) in fair
  value of Investments                           $   6,831   $ (338,365)

 Contributions:
  Employer required contributions                     -         206,743
  Employer matching contributions                   11,512       13,519
  Employees' contributions                          34,571       40,598

      Total additions                               52,914      (77,505)

Deductions from net assets attributed to:
 Distributions to participants                     105,971       91,973

Net decrease                                       (53,057)    (169,478)

Net assets available for benefits:
 Beginning of year                                 578,535      748,013

 End of year                                    $  525,478   $  578,535




The accompanying notes are an integral Part of these financial statements.




                                    3




Homeland Stores, Inc. Employee Stock Ownership Plan
Notes to Financial Statements


1. Description of the Plan
   General

Homeland Stores, Inc. (the "Company") established the Homeland Stores, Inc. Employee Stock Ownership Plan (the "Plan") effective as of August 2, 1996 ("Effective Date"). The Plan, which is maintained pursuant to collective bargaining agreements entered into in August 1996, provides for employees covered under the collective bargaining agreements an opportunity to participate in the growth of the Company through ownership of common stock of Homeland Holding Corporation (the "Common Stock"). The Plan is a defined contribution plan and contributions made are held in each participant's account in a trust. The benefit that a participant receives depends on the amount of contribution made by each participant and the Company, and the performance of the Common Stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Contributions

   There are four ways that contributions may be made to the Plan by the participant and/or the Company. They are:

     (1)   Required Company Contributions:

           The Company was required to make a contribution to the Plan of 58,025 shares of Common Stock as soon as practical after the Effective Date and in each of the two Plan years ending July 31, 1998 and 1999. Participants employed on a full-time basis for the entire Plan year received a per capita allocation of shares. Part-time participants employed on a continuous basis since February 1 of the respective Plan year and full-time participants employed on a continuous basis since February 1, but after the beginning of the respective Plan year, received one-half of the allocation received by full-time employees employed the entire Plan year.

     (2)   Participant and Company Matching Contributions:

           Beginning on the first anniversary of the Effective Date and for the three year period ending August 2, 2000, participants may make pre-tax contributions, subject to certain tax law limitations, in an amount equal to their ratable share of the equivalent of the fair value of 43,519 shares of Common Stock each year. The Company will match 33 1/3% of each participant's pre-tax contribution in the form of Common Stock. The matching contributions are credited to each participant's account at the end of each month. All employees covered by the collective bargaining agreements are eligible to make participant contributions beginning February 1 and August 1 of each Plan year subsequent to the participant's initial employment date as a union employee.


                                      4


Homeland Stores, Inc. Employee Stock Ownership Plan
Notes to Financial Statements, continued


1. Description of the Plan, continued
   Contributions, continued

    (3)   Contingent Company Contributions:

	  If the Company's earnings before the deductions of interest, taxes, depreciation and amortization ("EBITDA") exceeds $25.0 million in the first year ending on the anniversary of the collective bargaining agreements, $27.5 million the second year ending on the anniversary of the collective bargaining agreements, and $30.25 million in the third year ending on the anniversary of the collective bargaining agreements, then the Company shall make additional contributions to the Plan of 58,025 shares of Common Stock in each of those years in which the targets are achieved.
          The allocation of these shares is the same as described above for Required Company Contributions.

    (4)   Discretionary Company Contributions:

          The Company, at its sole discretion, may make additional contributions of cash or Common Stock whenever it desires. The allocation of such contributions is the same as described above for Required Company Contributions.

Vesting

Each participant's account, including participant and allocated Company contributions, is always 100% vested and non-forfeitable, including the earnings thereon.

Distribution of Benefits

No distribution from the Plan will be made until a participant retires, dies (in which case payment shall be made to the participant's beneficiary), or otherwise terminates employment with the Company, or upon termination of the Plan, except that distribution of the participant's account shall commence in any event no later than April 1 following the end of the calendar year in which the participant reaches 70 1/2, regardless of whether the participant is employed on such date. Distributions are made in lump-sum payments or installment payments made over a period of two years, unless the participant is at least age 70 1/2, in which case the participant may elect installment payments over their life expectancy.

Distributions are made in cash or, if the participant elects, in the form of Common Stock plus cash for any fractional shares.

Voting Rights

Each participant is entitled to exercise voting rights with respect to the Common Stock allocated to his or her account.


                                    5


Homeland Stores, Inc. Employee Stock Ownership Plan
Notes to Financial Statements, continued

1.  Description of the Plan, continued

    Plan termination

    Although the Company has not expressed any intent to do so, the Company reserves the right, through its board of directors, to terminate the Plan at any time. Upon termination of the Plan, the account of each participant will be distributed as prescribed by the Plan.

    Administration of the Plan

    Certain administrative duties are performed by officers or employees of the Company and none of the officers or employees receive compensation from the Plan. The custodial bank agent processes distribution payments.


2.  Summary of Significant Accounting Policies

    Basis of Accounting

    The financial statements of the plan are prepared using the accrual method of accounting.

    Investment Valuation and Income Recognition

    The Common Stock is valued at fair value based on quoted market prices obtained by the custodial bank agent from an independent pricing service. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

    The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


                                    6


Homeland Stores, Inc. Employee Stock Ownership Plan
Notes to Financial Statements, continued

2.  Summary of Significant Accounting Policies, continued

    Risks and Uncertainties

    The Plan provides for investment of assets in the Common Stock. As such, those assets are exposed to various market risks. Due to the level of uncertainty related to changes in the value of the Common Stock, it is at least reasonably possible that changes in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

    The fair value of the Common Stock was $3.625 per share and $0.5625 per share at July 31, 2000 and February 2, 2001, respectively.

    Tax Status

    The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated as of June 9, 1999, that the Plan, as amended, is qualified and the trust established under the Plan is tax-exempt, under the appropriate section of the IRS Code.

    Administrative Expenses

    All administrative expenses are paid by the Company. For the years ended July 31, 2000 and 1999, the Company paid on behalf of the Plan administrative expenses of $14,286 and $14,325, respectively.

    Payment of Benefits

    Benefit payments to participants are recorded upon distribution.

3.  Employer Contributions

    The Company did not achieve the EBITDA targets for any of the first three Plan years pursuant to the Contingent Company Contributions component of the Plan and no Discretionary Company Contributions have been made since inception of the Plan. As of the end of the 1999 Plan year, the Company had not contributed the Required Company Contribution for the 1999 Plan year, which has been reported as an employer required contribution receivable in the statement of net assets available for benefits as of July 31, 1999. The receivable was valued based on the required number of shares to be contributed at the fair value of the Common Stock, as determined by the quoted market price on July 31, 1999. The Company made the Required Company Contribution for the 1999 Plan year in October 2000.



                                     7


Homeland Stores, Inc. Employee Stock Ownership Plan
Schedule H, Line 4i
Schedule of Assets Held for Investment Purposes at July 31, 2000


                                               Number               Current
     Identity Of Issue And Description of     of shares     Cost     Value
      Investment

Homeland Holding Corporation Common Stock**    142,154   $   *     $ 515,308
American Performance Cash Management Fund        1,909   $  1,909  $   1,909



*  Custodial bank was unable to provide historical cost information

** Denotes party-in-interest





                                    8




Homeland Stores, Inc. Employee Stock Ownership Plan
Schedule H, Line 4j
Schedule of Reportable Transactions
For the year ended July 31, 2000


Series of 5 Percent Transactions



                                                                         Total     Total
                                   Description  Number of     Number   Purchase   Selling   Net Gain
   Identity of Party Involved       of Asset    Purchases    of Sales    Price     Price    or (Loss)

Bank of Oklahoma               Cash Management       27         -      $ 108,206  $   -         -
                                Fund                -             26        -      106,962      -


Cantor Fitzgerald & Co., Inc.  Homeland Holding
                              Corp. Common Stock    -              3        -       22,374      *


Herzog Heine Geduld Inc.       Homeland Holding       1         -            181      -         -
                              Corp. Common Stock    -             10        -       87,891      *



* Custodial bank was unable to provide historical cost information.


  During the year ended July 31, 2000 the Company issued 70,466 shares of Homeland Holding Corp. Common Stock with an aggregate cost of $252,746 to Plan participants. The issuances of shares represent party-in-interest transactions.


                                   9
